

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

James B. Parsons, Esq.
Parsons / Burnett / Bjordahl, LLP
1850 Skyline Tower
10900 NE 4th Street
Bellevue, WA 98004

> **Re:** **Verde Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 8, 2011**
> **File No. 333-170935**

Dear Mr. Parsons:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update the financial information included in your registration statement to comply with the guidance of Rule 8-08 of Regulation S-X.

Prospectus Cover Page

2.   We note your response to comment 3 from our letter dated December 30, 2010, and your revised disclosure that now indicates that you will seek to have your shares quoted on the OTC Bulletin Board in the event you raise "sufficient funds" in the proposed offering. Please revise your filing to clarify the amount that would constitute "sufficient funds" for this purpose, and how you would use such funds. In addition, and with a view toward disclosure, please tell us whether you intend to use offering proceeds in connection with your efforts to have your shares quoted on the OTC Bulletin Board. In that regard, it does not appear that such use is contemplated in your Use of Proceeds disclosure at page 11.

3.   Please revise your document to update your reference to the National Association of Securities Dealers. In this regard, we note your reference to FINRA at page 29.

Summary of Prospectus, page 3

4.   We note your disclosure at page 5 that your sole officer and two of your directors have informally agreed to advance funds to allow you to pay for offering costs, filing fees, and correspondence with your shareholders. Please reconcile this disclosure with your disclosure at page 47 that only two of your directors have agreed to advance funds to you, and that they will do so "as needed until the public offering is completed or failed."

5.   We also note your disclosure at page 5 that your officer and directors have no formal commitment or legal obligation to advance or loan funds to you, and your disclosure at page 47 that the agreement regarding the loans is verbal and unenforceable as a matter of law. With regard to the verbal commitment, please address each of the following:

   •   Identify the person(s) who suggested the loan, and explain the reason(s) the loan was proposed in the first place;

   •   Disclose why the commitment is not enforceable;

   •   Disclose all material terms of such commitment, including the conditions under which your officer or directors would lend the funds to you; and

   •   Provide a written description of the agreement similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii) of Regulation S-K, as C&DI 146.04 requires.

Use of Proceeds, page 11

6.   We note your response to comment 4 in our letter dated December 30, 2010. You state at page 11 that you do not intend to pay any offering expenses from the proceeds from this offering. With a view toward disclosure, please tell us how you intend to pay offering expenses. In that regard, we note your disclosure that you had only $4,209 in cash at September 30, 2010.

7.   We note your disclosure at page 12 that if you raise the full amount of the offering, or seventy-five percent of the offering, you intend to use a portion of the proceeds for "cash on hand." Please revise your disclosure to specify in the tables how you plan to spend the proceeds allocated to "cash on hand." If you do not have specific plans for some of the proceeds, include a statement to this effect and explain the principal reasons for conducting the offering at this time.

8.   We also note your disclosure that you intend to use $20,000 for "professional fees," and your disclosure that this item refers to "all legal services and accounting fees that will be incurred" by you. Please revise your filing to clarify the period for which you anticipate that these amounts will cover such fees.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

9.   We note your statement at page 44 that if you raise the "amount of money" in this offering, you believe it, together, with the purchase of shares by two of the directors ($25,000 in share purchase), will last a minimum of twelve months. Please quantify the "amount of money" in this offering that you have referenced in such statement. In addition, please update this disclosure to reflect your cash on hand. In that regard, it appears from your financial statements that you have spent the majority of the cash provided by the initial purchase of shares by your directors.

Directors and Executive Officers, page 47

Biographical Information, page 48

10.   We note your response to comment 11 in our letter dated December 30, 2010, as well as the revised disclosure provided in this section. Please clarify for each of your directors whether the experience you have described constitutes the "experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure." Please refer to Item 401(e) of Regulation S-K.

11.   We note your response to comment 13 in our letter dated December 30, 2010, and reissue such comment. In that regard, we note that you have not clarified the dates during which Mr. Spalding was employed with Promia, Get2Volume, Telanetix, Inc., or Rocket Information Systems.

12.   We note your response to comment 14 in our letter dated December 30, 2010 and reissue such comment.

13.   Please clarify your reference at page 48 to Mr. Spalding's experience with an oil and gas "expiration" company.

14.   Please clarify the meaning of the term "P&L responsibilities" that you reference at page 51.

Executive Compensation, page 53

Compensation of Directors, page 54

15.   We note your disclosure added in response to comment 15 in our letter dated December 30, 2010. Please revise to provide the disclosure regarding compensation paid to Mr. Karolyi in the tabular format provided in Item 402(n) of Regulation S-K.

Signatures

16.   Please ensure that you provide a proper date for each of the signatures included in your amendment. In that regard, it is not clear why the signature of Mr. Spalding on your behalf was dated January 7, 2011, given that you filed your amendment on February 8, 2011. We also note that you did not provide any dates for the other signatures provided.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Paul Monsour at (202) 551-3360 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: Via Facsimile
        James B. Parsons, Esq.
        Facsimile: (425) 451-8568